UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No __)

The India Fund, Inc.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

454089103
(CUSIP Number)

December 20, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No. 454089103

(1) Names of Reporting Persons.

Platinum Partners Liquid Opportunity Master Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands
Number of	(5) Sole Voting Power: 0
Shares
Beneficially Owned by	(6) Shared Voting Power: 5,457,367
Each
Reporting Person With	(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 5,457,367
(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

5,457,367 Common Shares, including 700,000 shares of Common Stock underlying options

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐.

(11) Percent of Class Represented by Amount in Row 9.

12.1%

(12) Type of Reporting Person (See Instructions).

PN

CUSIP No. 454089103

(1) Names of Reporting Persons.

Platinum Partners Value Arbitrage Fund L.P.

(2) Check the Appropriate Box if a Member of a Group (See Instructions).
(a) ☐
(b) ☒

(3) SEC Use Only.

(4) Citizenship or Place of Organization.

Cayman Islands
Number of	(5) Sole Voting Power: 0
Shares
Beneficially Owned by	(6) Shared Voting Power: 5,457,367
Each
Reporting Person With	(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 5,457,367
(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

5,457,367 Common Shares, including 700,000 shares of Common Stock underlying options

(10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares. ☐

(11) Percent of Class Represented by Amount in Row 9.

12.1%

(12) Type of Reporting Person (See Instructions).

PN

Item 1.

(a) Name of Issuer.

The India Fund, Inc.

(b) Address of Issuer's Principal Executive Offices.

345 Park Avenue
New York, NY 10154

Item 2.

(a) Name of Person Filing.
(b) Address or Principal Business Office or, if none, Residence.
(c) Citizenship or Place of Organization.

Platinum Partners Liquid Opportunity Master Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

Platinum Partners Value Arbitrage Fund L.P.
152 West 57th Street, 4th Floor
New York, NY 10019
Cayman Islands

(d) Title of Class of Securities.

Common Shares, without par value

(e) CUSIP No.

454089103

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Platinum Partners Liquid Opportunity Master Fund L.P.

(a)	Amount Beneficially Owned: 5,457,367 Common Shares, including 700,000 shares of Common Stock underlying options. Excludes put options on 8,439,200 of shares of Common Stock.

(b)	Percent of class: 12.1%

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 0
(ii)   Shared power to vote or to direct the vote: 5,457,367
(iii)  Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of: 5,457,367

Platinum Partners Value Arbitrage Fund L.P.

(a)	Amount Beneficially Owned: 5,457,367 Common Shares, including 700,000 shares of Common Stock underlying options. Excludes put options on 8,439,200 of shares of Common Stock.

(b)	Percent of class: 12.1%

(c)	Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 0
(ii)   Shared power to vote or to direct the vote: 5,457,367
(iii)  Sole power to dispose or to direct the disposition of: 0
(iv)  Shared power to dispose or to direct the disposition of: 5,457,367

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.  See attached Joint Filing Agreement.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2010

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.

By:	/s/ Oliver Jimenez
Name: Oliver Jimenez
Title: Chief Compliance Officer

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:	/s/ Oliver Jimenez
Name: Oliver Jimenez
Title: Chief Compliance Officer